Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

August 8, 2011

VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended April 3, 2011
Filed May 12, 2011

File No. 001-03619

Dear Mr. Rosenberg:

This letter is to confirm the receipt of your letter dated August 5, 2011 regarding our July 7, 2011 response to your original comment letter dated April 13, 2011, regarding the filings referenced above. The Company believes that it will be able to provide you with a full response on or before September 2, 2011.

Please do not hesitate to contact me at 212-733-3222 with any questions or comments you may have.

Very truly yours,

/s/ Loretta V. Cangialosi
Loretta V. Cangialosi
Senior Vice President and Controller

cc:	Frank A. D’Amelio
Executive Vice President, Business Operations and Chief Financial Officer

Larry P. Bradley
Partner - KPMG LLP